

July 31, 2013

Via E-mail
Thomas R. Mika
Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

      Re: CollabRx, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2013
             Filed June 27, 2013
             File No. 001-35141

Dear Mr. Mika:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1.   Please tell us, and revise your future filings as appropriate to include, the disclosure required by Regulation S-K Item 101(h)(4)(ix). In this regard, we note your last three risk factors on page 16.

Overview of Our Current Business, page 5

2.   Please tell us how you define, and revise your future filings as appropriate to explain, the terms "big data analytics" and the "cloud."

3.   We note your disclosure that you have "proprietary content." Please tell us, and revise your future filings as appropriate to clarify, how your content is proprietary. For example, please clarify how the content you provide is different from or in addition to the

information available through <u>ClinicalTrials.gov</u>, <u>Cancer.gov</u> or other publicly accessible websites.

4.   We note your disclosure that your "Genetic Variant Application" provides the clinical interpretation of genetic variants present in human tumor biopsies. Please tell us, and clarify in future filings as appropriate, what information is provided by your clinical interpretation. Please also tell us and disclose in future filings how that information is different from the information that is available for free on your website or through the websites referred to in the prior comment.

5.   Please tell us, and disclose in future filings as appropriate, the relevance of the estimate on page 7 that the U.S. cancer testing market is approximately $10 billion in value and that the molecular diagnostic market is approximately $4 billion, given that you are not providing testing equipment or testing services. Also please tell us, and disclose in future filings as appropriate, the basis for your statements on the following page that you are a "leader in 'cloud-based' expert systems" and that you possess "deep expertise in molecular oncology" given that you are still entering the commercialization phase of business, as disclosed on page 5. If your leadership or expertise originate from members of your network of editorial and advisory board members, please state so clearly.

Technologies, page 6

6.   With respect to the network of more than 75 independent key opinion leaders, please tell us, and disclose in future filings as appropriate, how you compensate these opinion leaders for their participation, and what agreements or understandings you have with these individuals as to their contribution to, and the duration of their terms in, your network.

The Market, page 6

7.   Please tell us, and disclose in future filings as appropriate, how the information in the last paragraph of this section is relevant to your current business model. For example, how do you intend to provide "novel insights" from genetic sequencing data? We note in this regard your disclosure on page 6 that "[t]he information that [you] aggregate, synthesize and report to physicians is based solely on data available publicly in the medical literature."

Business Strategy, page 7

8.   We note your reference on page 8 to financial support from Pfizer via the Cancer Commons initiative. If you still receive such support from Pfizer, please tell us and disclose in future filings what this support entails. For example, did you receive any material grants from Pfizer? Did Pfizer invest a material amount in your company?

What are your obligations to Pfizer, if any, in exchange for financial support? If you no longer receive financial support from Pfizer, please state so clearly.

Engineering, page 29

9.   Please explain to us, and disclose in future filings as appropriate, the nature of your engineering operating activities and how they are different from your research and development activities.

Research and Development, page 29

10.   Please reconcile for us your statement on page 29 that you do not have any employees dedicated to R&D with your disclosure on page 9 that you employ "approximately six full-time scientists and engineers in [your] R&D organization." Also explain to us where you discuss in your results of operation the increase in R&D expenses disclosed on page 9. As appropriate, please include related disclosure in your future filings.

Index to Exhibits, page 60

11.   Please tell us where you have filed a complete copy of your amended and restated certificate of incorporation as required by Regulation S-K Item 601(b)(3)(i).

12.   Please tell us where you have filed your agreements with Life Technologies, Inc. and Everyday Health, Inc. disclosed on page 29. Refer to Regulation S-K Item 601(b)(10)(ii)(B).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via-email): William Davisson
                Goodwin Procter LLP